Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

February 14, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin E. Martin and Eric Envall

Re:	CERES Coin LLC (CIK No. 0001734118)

Draft Offering Statement on Form 1-A

Response to Inquiry Letter dated January 27, 2020

We are in receipt of your inquiry letter with respect to the above identified applicant dated January 27, 2020. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

1.	We note your response to comment 3. We note that you removed federal courts as a forum option for disputes from breaches of the federal securities laws and now indicate that these disputes will be “commenced solely in the Superior Court of the District of Columbia.” Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please advise or revise.

As discussed we have revised the subject dispute sections in each of the Token Rights Agreement, the Coin Rights Agreement and the Subscription Agreement to replace “commenced solely in the Superior Court of the District of Columbia” with “commenced solely in the applicable court of competent jurisdiction in the District of Columbia.”

Generally, page 13

2.	Please replace the December 17, 2019 date with a placeholder. In this regard, we note that the qualification date of the offering statement is not yet known, and the draft offering circular is not used to solicit potential investors.

We have removed the subject date reference in the documents and replaced it with a placeholder.

Market/Industry Risks, page 31

3.	Please update your disclosure to reflect the state of the current regulatory environment for the industry you propose to serve. In this regard, among other developments, we note the Agriculture Improvement Act of 2018 (the so-called “Farm Act”), which was adopted on December 20, 2018, and which removed “hemp” from the definition of “marijuana,” as well as the December 3, 2019 joint release by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Financial Crimes Enforcement Network, the Office of the Comptroller of the Currency and the Conference of State Bank Supervisors, which clarified the requirements for providing financial services to hemp-related businesses.

We have significant revised the subject section of the Offering Circular, Article III, Section 3(A) (“Market/Industry Risks - Possible Future/Further Governmental Regulation Affecting the Loan Business”), to address the foregoing referenced matters. This Section now reads as follows:

A.	Possible Future/Further Governmental Regulation Affecting the Loan Business:

The cannabis industry is highly regulated and, as of the date of this Offering Circular, recreational cannabis use is legal in eleven (11) states and the District of Columbia for adults over the age of twenty-one (21) and legal for medical use in thirty-three (33) states. The feasibility, and anticipated profitability, of the Company’s Loan Business is based on the laws and regulations governing the legal production and sale of cannabis-based products as they exist today. However, these laws are entirely subject to change and, applicable state and federal laws and guidelines may be amended or repealed (or new laws may be enacted) in the future which might eliminate, or otherwise scale back, these existing laws.

Without limiting the generality of the foregoing, as discussed in more detail below, the use and possession of cannabis remains illegal under federal law for any purpose, by way of the Controlled Substances Act of 1970 (the “CSA”). Under the CSA, cannabis is classified as a “Schedule 1” controlled substance, determined to have a high potential for abuse and no accepted medical use, thereby prohibiting even medical use of the drug. As such, current state laws that permit the use, possession, cultivation, and distribution of cannabis are in conflict with the current provisions of the CSA. That being said, the U.S. Department of Justice (the “DOJ”) has, to date, allowed states to permit and regulate the manufacture and sale of cannabis, so long as the activities do not infringe upon certain federal law enforcement priorities. These enforcement priorities are generally outlined in the Cole Memos (as discussed in more detail below) and, although the Cole Memos were recently rescinded by former Attorney General Jeff Sessions, the underlying eight guiding principles remain the standard in the industry. Outside of the foregoing enforcement priorities the federal government has traditionally take a hands-off approach to cannabis use enforcement; relying instead on state and local authorities to address marijuana activity through enforcement of their own public safety and narcotics laws. Further, the Rohrabacher-Farr Amendment (a.k.a. the Hinchey–Rohrabacher, Rohrabacher-Blumenauer, and Joyce Amendment) prohibits federal prosecution of individuals complying with state medical cannabis laws. This amendment however does not currently protect the recreational users of cannabis but certain additional amendments have been proposed to extend the same protection to such user.

In addition to the above, the follow significant regulatory matters should also be noted:

•	The Agriculture Improvement Act of 2018 (a.k.a. the “2018 Farm Bill”) changed federal policy regarding industrial hemp; including the removal of hemp (a variety of cannabis with a low level of Tetrahydrocannabinol (THC)) from the CSA and the consideration of hemp as an agricultural product. The 2018 Farm Bill legalized hemp under certain restrictions and expanded the definition of industrial hemp from the Agricultural Act of 2014 (i.e. the “2014 Farm Bill”) . The bill also allows states and tribes to submit a plan and apply for primary regulatory authority over the production of hemp in their state or in their tribal territory. A state plan must include certain requirements, such as keeping track of land, testing methods, and disposal of plants or products that exceed the allowed THC concentration.

•	On September 3, 2019 the Secure and Fair Enforcement (SAFE) Act (HR 1595) was passed on a bipartisan basis in the U.S. House of Representatives. The proposed Act was designed to allow banks and other lending institution to provide banking services to state-legal cannabis-related entities without fear of federal reprisal. As written the proposed Act would place significant compliance requirements on banks (beyond the general guiding principles outlined in the Cole Memo) to be able to service such cannabis-related entities. As of the date of this Offering the bill has not been voted on in the Senate and it is not clear that, if so voted on, would pass the Senate or otherwise be signed into law by President Trump. Regardless, if passed banks will need a significant compliance system, similar to what the Company offers, to be able to service such cannabis-related entities.

•	On December 3rd, 2019 the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Financial Crimes Enforcement Network, the Office of the Comptroller of the Currency and the Conference of State Bank Supervisors issued a statement clarifying the legal status of hemp growth and production and the relevant requirements under the Bank Secrecy Act (BSA) for banks providing services to hemp-related businesses. In the statement, this group emphasized that banks are no longer required to file suspicious activity reports (SAR) for customers solely because they are engaged in the growth or cultivation of hemp in accordance with applicable laws and regulations. Instead, for hemp-related customers, banks are expected to follow standard SAR procedures, and file a SAR if indicia of suspicious activity warrants. The statement also indicates that FinCEN would provide additional guidance after a review period as of the date of this offering, has yet to do so. For the avoidance of doubt, this statement provided no guidance on, or clarification with respect to, providing services to any other type of cannabis-related entity (i.e. cannabis-related entities which are not specifically engaging in the production/cultivation/sale of hemp).

As noted herein, the Company intends to make Loans specifically to cannabis related entities (including growers, producers, and retailers) as well as landlords seeking to develop and lease property to such entities. Any changes in applicable state laws that reduce, or eliminate, the ability of a Loan borrower (or its tenant(s)) to cultivate and/or produce cannabis would likely result in both a default of the subject Loan and a material decrease in the value of the collateral real estate. Similarly, any changes in applicable federal laws which make it easier for commercial banks or other lending institutions to provide loans to cannabis related entities will decrease the direct need for the Company’s Loans and/or increase the competition for capitalizing on suitable Loan opportunities. Accordingly, given the fluidity of the regulatory landscape as noted above, any material change in applicable current federal and/or state laws may have a material and adverse effect on the Company’s continued operation, and profitability, of the Loan Business and on the value of your investment in a Security (in particular, in a Token).

Investment in Tokens May Be Highly Illiquid, page 38

4.	We note your response to comment 21. Please revise this risk factor to include the language you inserted on page 82 so that a potential investor is aware that currently there are no Token Trading Platforms.

The second paragraph of the subject section of the Offering Circular, Article III, Section 4(D) (“Investment Risks - Investment In Tokens May Be Highly Illiquid”), already contained language similar to the requested language. We have however now bolded that language to make it more evident to investors and such paragraph now reads as follows:

With respect to the secondary trading of digital securities which are listed on a Token Trading Platform, the Token Trading Platform system will be closed so that only certain subscribers to the respective Token Trading Platform may buy and sell the subject securities. In addition, because digital securities like the Tokens are a new class of securities, distinct from traditional securities being trading on national exchanges, is highly likely that the Token Trading Platform(s) where the Tokens are eventually listed for sale/trade (if any) will experience limited trading volume in comparison to the traditional, national, exchanges. Moreover, as of the date hereof there currently are no Token Trading Platforms available to list the Company’s Tokens on for secondary trading/transfer and it is uncertain whether any such Token Trading Platform will be available in the foreseeable future.

For additional clarity we have also added similar, bolded, language in all other sections of the Offering Circular where the potential secondary trading of the Tokens is discussed.

Description of Business, page 48

5.	Please update your offering statement to reflect that certain banks do offer services to businesses in the cannabis industry and that some banks have developed a niche in lending to this industry. See, for example, Parke Bancorp, Inc. in Colorado and Severn Bancorp, Inc. in Maryland, both of which file reports with the Commission that are available on our website and that describe their businesses. Please make appropriate revisions to your risk factor, business, competition and regulatory disclosures.

We have updated the following sections of the Offering Circular to address the subject concerns:

o	Article III, Section 2(D) (“Business Risks - Loan Sourcing Delays; Increased Competition”) – The Section title has been revised to add reference to “Increased Competition” and the Section itself has been revised to read as follows:

The Company’s ability to achieve its investment objectives and to make distributions to Token holders depends, in significant part, on the Company’s (and its management team’s) ability to identify suitable, and profitable, Loan opportunities. However, the current market for Loans that meet the Company’s anticipated Underwriting Criteria and investment objectives may be limited. While the Company intends to actively seek to identify and capitalize on suitable Loan opportunities, such opportunities may not be readily available and/or may take longer to capitalize on than intended. It should also be specifically noted that, while the Company intends to use the majority of the Offering proceeds to make Loans, as of the date of this Offering Circular, the Company has not identified, or otherwise committed any funds to, any particular borrower(s).

Without limiting the generality of the foregoing, as noted herein the Company will compete directly with certain similarly situated (and in many instances better capitalized) lending institutions (including participating banks, credit unions and other lending institutions) in both finding and capitalizing on suitable Loan opportunities. Further, the number of such competitors is only expected to increase in the foreseeable future as the size and attractiveness of the legal cannabis industry continues to grow and as further changes in applicable federal/state regulations make lending to cannabis-related business more commercially viable. As the number of competitive lending sources increases the direct need for the Company’s Loans will most likely decrease as will its ability to easily (and without significant delay) source and capitalize on suitable Loan opportunities.

Until appropriate Loan opportunities can be identified and capitalized on, the Company may invest the applicable portion of the funds reserved for making Loans (including the applicable portion of the Offering proceeds) in interest-bearing, highly liquid, short-term investments (e.g. money market accounts, governmental bonds, certificates of deposit, etc.). These investments are expected to provide a lower net return than the Company seeks to achieve from its intended Loans, and all interest and other investment proceeds with respect to such funds will be retained by the Company and reserved for the making of Loans and not distributed.

As a result of the above, any significant delay in identifying or capitalizing on suitable Loan opportunities, whether as a result of increased competition or otherwise, would have a material adverse effect of the Company’s ability to generate its intended cash flow (and resultantly its ability to make distributions to Token holders).

o	Article III, Section 3(A) (“Market/Industry Risks - Possible Future/Further Governmental Regulation Affecting the Loan Business”) – We added a new last paragraph to this Section which reads as follows (underlined added here for reference only):

As noted herein, the Company intends to make Loans specifically to cannabis related entities (including growers, producers, and retailers) as well as landlords seeking to develop and lease property to such entities. Any changes in applicable state laws that reduce, or eliminate, the ability of a Loan borrower (or its tenant(s)) to cultivate and/or produce cannabis would likely result in both a default of the subject Loan and a material decrease in the value of the collateral real estate. Similarly, any changes in applicable federal laws which make it easier for commercial banks or other lending institutions to provide loans to cannabis related entities will decrease the direct need for the Company’s Loans and/or increase the competition for capitalizing on suitable Loan opportunities. Accordingly, given the fluidity of the regulatory landscape as noted above, any material change in applicable current federal and/or state laws may have a material and adverse effect on the Company’s continued operation, and profitability, of the Loan Business and on the value of your investment in a Security (in particular, in a Token).

o	Article IV, Section 3(E) (“Description of Loan Business – Competitive Analysis) – We added a new second paragraph to this Section which reads as follows:

In addition to the above, as of March 2019, FinCEN reported that six hundred thirty-three (633) depository banks, credit unions and other institutions in the United States were actively banking cannabis related businesses. Some of these institutions are also currently providing lending services to cannabis related businesses; including (among others) Parke Bancorp, Inc. in Colorado, Severn Bancorp, Inc. in Maryland and Salal Credit Union in Washington.

Coin Buyback/Buyback Price, page 55

6.	We note your response to comment 11. As it appears to be inconsistent with limiting the exercise of the call options until after the termination of the offering of securities, please revise the following sentence, which is in the second paragraph on page F-3E of the offering circular: “The Company has the right and intends to buyback all outstanding CERES Coins at least once per day.” Likewise, in the Coin Rights Agreement, please revise the definition of “Coin Offering Expiration Date” to eliminate clause (ii). In this regard, we are concerned that, when taken with the “earlier of’ language in the definition, this clause could make the Coin Offering Expiration Date hinge on your filing of a document to facilitate the termination of the Coin Offering rather than the termination of shares being sold (or being offered for sale). Please make any conforming changes as necessary to the offering circular and its exhibits.

A revised version of the referenced “Notes to Financial Statements” on page F-3E of the Offering Circular has been submitted without the referenced language.

With respect to the second portion of this inquiry regarding the “Coin Offering Expiration Date” however, we are not certain as to the concern. As you will recall the primary issue concerning the buyback option was the potential Regulation M concerns related to affecting a buyback while there were Coins still being offered for sale. As noted in our prior inquiry response our proposed remedy to these concerns was to restructure the buyback option so that the Company would only be able to exercise such option if/once there were no longer any Coins then available for sale. As this could occur as a result of two different scenarios (i.e. a sell-out of all of the offered Coins or the Company’s termination of the Offering altogether) we had to bifurcate the trigger and define “Coin Offering Expiration Date” as the earlier of: (i) the date that all of the Coins are sold or (ii) the date the offering is terminated. Put another way, as drafted the Company would be able to exercise the buyback option once the Coins were no longer being offer/sold; either because all of the Coins had already been sold or because the Company elected to cancel the Coin Offering.

The term itself doesn’t hinge on the Company filing of a document to facilitate the termination of the Coin Offering but rather has the cancellation of the Coin Offering as a second, and separate, trigger. By simply eliminating clause (ii) of the defined term as requested however, the Company would be required to wait until all of the offered Coins were actually sold before being able to exercise its buyback option; which may frankly never happen.

To hopefully provide more clarity on the issue we replaced “the earlier of” in the subject definition with “the first to occur of.” If you have suggestions as to how to further better word this defined term we are happy to revisit the specific language but again the intent is that the Company would be able to exercise the buyback option on the earlier of the two events.

Competitive Analysis, page 59

7.	We note your response to comment 12. Please provide the basis for management’s belief that “none of the competitors have made any direct or indirect effort, or have otherwise set forth any plan, to stabilize the value of their respective asset.”

This belief is based on the fact that each of the noted cryptocurrencies has traded, and continues to trade, for values which are extremely volatile. That being said, we have softened the subject sentence from a definitive statement to a reflection of our opinion and it now reads as follows:

Further, as far as we can tell, to date none of the competitors have made any direct or indirect effort, or have otherwise set forth any plan, to stabilize the value of their respective asset.

Plan of Distribution of Tokens, page 74

8.	Please revise this section to disclose whether you are conducting, or intending to conduct, any portion of your offering offshore. Please also disclose whether you anticipate your tokens and coins being available offshore.

The following has bolded language been added to Article VI, Section 1(A) (Plan of Distribution of Tokens – Generally):

PLEASE NOTE: The Company does not intend to offer or sell its Tokens, or otherwise list its Tokens for trading on any platform, in jurisdictions outside of the United States.

Similarly, the following bolded language has been added to Article VI, Section 2(A) (Plan of Distribution of Coins – Generally):

PLEASE NOTE: The Company does not intend to offer or sell its Coins, or otherwise list its Coins for trading on any platform, in jurisdictions outside of the United States.

9.	Please disclose whether you intend to list the Tokens or Coins for trading on any platform, not limited to exchanges, in jurisdictions outside the United States.

Please see our response to item 8 above.

Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds, page 77

10.	We note your response to comment 13. Please revise your disclosure to clarify that depending on the nature of the change, you may have to file a post-qualification amendment rather than a supplement. Please refer to Rule 252(f)(2)(ii) of Regulation A.

To address the foregoing we have revised:

o	The last paragraph of Article VI, Section 1(D) (Plan of Distribution of Tokens – Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds) to read as follows:

Additionally, in connection with any termination of the sale of the Tokens made as part of the Offering (for any reason) the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements (or post-qualification amendments, as applicable) to and/or terminations of this Offering Circular (and all other required filings, if any) evidencing such termination with the SEC and all other applicable regulatory agencies.

o	The first paragraph of Article VI, Section 2(D) (Plan of Distribution of Coins – Continuous Offering; Indefinite Expiration Date; Potential Termination of Offering and Return of Proceeds) to read as follows:

It is intended that the offer and sale of the Coins will be deemed a “continuous offering” within the meaning of 17 CFR 230.251(d)(3), and that the Offering of the Coins will remain open for more than one (1) year, provided that, on or before the date that is one (1) year from the date of the first sale of a Coin is made as part of the Offering, and/or as otherwise may be required by applicable securities laws, the Company will file a Supplement or post-qualification amendment, as applicable) to this Offering Circular (and all other required filings, if any) with the SEC and all other applicable regulatory agencies.

o	The last paragraph of Article VI, Section 2(D) (Plan of Distribution of Coins – Continuous Offering; Indefinite Expiration Date; Potential Termination of Offering and Return of Proceeds) to read as follows:

Additionally, in connection with any termination of the sale of the Coin made as part of the Offering (for any reason) the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements (or post-qualification amendments, as applicable) to and/or terminations of this Offering Circular (and all other required filings, if any) evidencing such termination with the SEC and all other applicable regulatory agencies.

Permitted Transfers; Secondary Trading, page 81

11.	We note the following statement on page 82: “For the avoidance of doubt, as of the date hereof there are currently no Token Trading Platforms available to list the Company’s Tokens on for secondary trading/transfer and it is uncertain whether any such Token Trading Platform will be available in the foreseeable future.” Please also include this statement on pages 18 and 74 where you discuss secondary trading of the Tokens, as well as in any other discussion of secondary trading of the Tokens that appears in, or is added to, the offering circular.

Please see our response to item 4 above. For clarity we have added the subject language to the two noted sections above as well as others.

Equity Rights/Voting Rights/Information Rights, page 113

12.	We note your disclosure in this section that any amendment to the Token Rights Agreement will require the consent of 75% of the then-outstanding Tokens. We also note that your response to comment 22 and your Token Rights Agreement indicate that any such amendment would require 70% of the Token Holders. Please revise your documents to clarify the voting standard.

The voting standard was intended to be 75%. We have revised the definition of “Super-Majority Consent” in the Token Rights Agreement to now reflect 75%.

13.	Please expand your disclosure to describe how you will solicit the consent of the holders of Tokens in connection with amending or otherwise modifying the terms and conditions of the Tokens and their governing agreements. In addition, as to the matters for which you believe you can exercise unilateral authority to modify the terms of the security (see page 115, for example), please tell us why you believe you have the authority to do so and how such action would be consistent with your obligation to describe the material terms and condition of the securities in the offering circular. If you anticipate such authority being used only for non-material, ministerial changes, please clarify that for us. Please also address this comment for the Coins.

The following has been added to the end of Article XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”) to clarify how the consent of the holders of the Tokens will be solicited in connection with a particular vote:

In connection with any proposed amendment to the Token Rights Agreement with requires the consent of the holders of a majority of the then-outstanding Tokens (i.e. any amendment other than those specifically identified above):

•	the subject proposed amendment to the Token Rights Agreement for which the Company requests consent (each a “Proposed Token Amendment”) will be submitted for vote to each then current holder of record of a Token (pursuant to the Token Ledger);

•	the Company will give each such Token holder written notice (each such notice, a “PTA Notice”) of the subject Proposed Token Amendment and will, at the expense of the Company and together with such PTA Notice, furnish to each such Token holder all such documents and information as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable such Token holders to properly evaluate, and make a reasonably informed decision regarding, the subject Proposed Token Amendment;

•	each PTA Notice will also specify the manner in which such Token holders may submit their respective approval/disapproval of the subject Proposed Token Amendment (whether electronically or otherwise);

•	all of the foregoing information will be delivered to each such Token holder electronically, to the last known email (or other electronic) address for such Token holder on the books and records of the Company (or such other electronic address as may be directed by such Token holder from time to time by written notice to the Company); and

•	the failure of any such Token holder to approve or disapprove a particular Proposed Token Amendment within ten (10) days after the date the respective PTA Notice is delivered (or deemed to be delivered pursuant to to the “Notice” terms of the Token Rights Agreement), will be deemed an affirmative approval by such Token holder of the subject Proposed Token Amendment for all purposes of determining the requisite majority consent to such Proposed Token Amendment.

NOTE: The above provisions are intended to reflect, virtually verbatim, the provisions of Section 11(d)(i) of the Token Rights Agreement.

Similarly, the following has been added to the end of Article XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”) to clarify how the consent of the holders of the Coins will be solicited in connection with a particular vote:

In connection with any proposed amendment to the Coin Rights Agreement with requires the consent of the holders of a majority of the then-outstanding Coins (i.e. any amendment other than those specifically identified above):

•	the subject proposed amendment to the Coin Rights Agreement for which the Company requests consent (each a “Proposed Coin Amendment”) will be submitted for vote to each then current holder of record of a Coin (pursuant to the Coin Ledger);

•	the Company will give each such Coin holder written notice (each such notice, a “PCA Notice”) of the subject Proposed Coin Amendment and will, at the expense of the Company and together with such PCA Notice, furnish to each such Coin holder all such documents and information as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable such Coin holders to properly evaluate, and make a reasonably informed decision regarding, the subject Proposed Coin Amendment;

•	each PCA Notice will also specify the manner in which such Coin holders may submit their respective approval/disapproval of the subject Proposed Coin Amendment (whether electronically or otherwise);

•	all of the foregoing information will be delivered to each such Coin holder electronically, to the last known email (or other electronic) address for such Coin holder on the books and records of the Company (or such other electronic address as may be directed by such Coin holder from time to time by written notice to the Company); and

•	the failure of any such Coin holder to approve or disapprove a particular Proposed Coin Amendment within ten (10) days after the date the respective PCA Notice is delivered (or deemed to be delivered pursuant to to the “Notice” terms of the Coin Rights Agreement), will be deemed an affirmative approval by such Coin holder of the subject Proposed Coin Amendment for all purposes of determining the requisite majority consent to such Proposed Coin Amendment.

NOTE: The above provisions are intended to reflect, virtually verbatim, the provisions of Section 11(d)(i) of the Coin Rights Agreement.

With respect to the question as to Company’s authority to make certain unilateral amendments to the Token/Coin Rights Agreement, respectively, this authority is specifically stated in the Token Rights Agreement (Section 11(d)(ii)) and the Coin Rights Agreement (Section 11(d)(ii)). These unilateral amendment rights are expressly limited in scope and have been outlined specifically in the above referenced sections of the Offering Circular, respectively. More specifically, as specified in the Offering Circular, the Company can ONLY unilaterally amend the Token Rights Agreement/Coin Rights Agreement to:

o	conform the such agreement (or any of the terms thereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in this Offering Circular with respect to the Tokens/Coins (as applicable); and/or

o	fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Tokens/Coins (as applicable).

Generally speaking it is not uncommon for the operating agreements/by-laws/etc. of a company offering equity securities to provide for “conforming” amendment rights which are exclusive to the subject company and that’s really all that is occurring here.

In addition to the above, solely with respect to the Coins the Company has the unilateral right to amend the Coin Rights Agreement to:

o	increase, decrease or otherwise modify (in any way) any “Transaction Fee;” and/or

o	amend, add or otherwise modify (in any way) any transaction which requires the payment of a “Transaction Fee;”

The Company’s unilaterally ability to modify the “Transaction Fee” amounts/triggers is essential to the operations of its business (e.g. similar to the right of any other company to be able to unilaterally determine its cost of good/services). However, as noted in both the Offering Circular and the Coin Rights Agreement the Company is required to deliver notice of any such changes to each then Coin Holder at least 2 days prior to the effectiveness of such change. The reason for this is to allow any Coin Holder who disagrees with such change the opportunity to exercise their respective “Put Option” and sell their Coins back to the Company.

To more clearly specify the above we have:

o	Revised Section 11(d) of the Token Agreements to read as follows:

(d)       Amendments.

(i)        Neither this Agreement, nor any term hereof, may be amended, modified or waived, except with the affirmative consent of the Company and Super-Majority Consent. The Company will give each then Token Holder written notice (each such notice, a “PA Notice”) of any proposed amendment for which the Company requests consent (each a “Proposed Amendment”) and will, at the expense of the Company and together with such PA Notice, furnish to each such Token Holder all such documents and information as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Token Holders to properly evaluate, and make a reasonably informed decision regarding, the subject Proposed Amendment. Each PA Notice will also specify the manner in which the Token Holders may submit their respective approval/disapproval of the subject Proposed Amendment (whether electronically or otherwise). The failure of any Token Holder to approve or disapprove any Proposed Amendment within ten (10) days after the date the respective PA Notice is delivered (or deemed to be delivered pursuant to Section 11(f)(iii) below), will be deemed an affirmative approval by such Token Holder of the subject Proposed Amendment for all purposes of determining Super-Majority Consent to such Proposed Amendment pursuant to this Section 11(d)(i).

(ii)        Notwithstanding the foregoing, each of the Token Holders acknowledges and agrees that the Company may unilaterally amend, modify or otherwise supplement this Agreement, without further notice to, or consent of, any of the Token Holders to the fullest extent necessary:

(1)        to conform this Agreement (or any of the terms hereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in the Offering Statement with respect to the Tokens; and/or

(2)       to fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Tokens.

provided that, in connection with any amendment made by the Company pursuant to this Section 11(d)(ii) the Company will promptly (and in any event within fifteen (15) business days) from the approval of such amendment give each then Token Holder written notice (each such notice, an “Amendment Notice”) describing the subject amendment in reasonable detail and will, at the expense of the Company and together with such Amendment Notice, furnish to each such Token Holder all such documents and other information (if any) as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Token Holders to properly understand the subject amendment (including, where applicable, copies of all filings made by the Company to the SEC and/or any other applicable Regulatory Authority with respect to the subject amendment).

o	Revised Section 11(d) of the Token Agreements to read as follows:

(d)       Amendments.

(i)       Neither this Agreement, nor any term hereof, may be amended, modified or waived, except with the affirmative consent of the Company and Majority Consent. The Company will give each Coin Holder written notice (each such notice, a “PA Notice”) of any proposed amendment for which the Company requests consent (each a “Proposed Amendment”) and will, at the expense of the Company and together with such PA Notice, furnish to each Coin Holder all such documents and information as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Coin Holders to properly evaluate, and make a reasonably informed decision regarding, the subject Proposed Amendment. Each PA Notice will also specify the manner in which the Coin Holders may submit their respective approval/disapproval of the subject Proposed Amendment (whether electronically or otherwise). The failure of any Coin Holder to approve or disapprove any Proposed Amendment within ten (10) days after the date the respective PA Notice is delivered (or deemed to be delivered pursuant to Section Error! Reference source not found. below), will be deemed an affirmative approval by such Coin Holder of the subject Proposed Amendment for all purposes of determining Majority Consent to such Proposed Amendment pursuant to this Section 0.

(ii)       Notwithstanding the foregoing, each of the Coin Holders acknowledges and agrees that the Company may unilaterally amend, modify or otherwise supplement this Agreement, without further notice to, or consent of, any of the Coin Holders to the fullest extent necessary:

(1)       to conform this Agreement (or any of the terms hereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in the Offering Statement with respect to the Coins;

(2)       to fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Coins;

(3)       to increase, decrease or otherwise modify (in any way) any Transaction Fee; and/or

(4)       to amend, add or otherwise modify (in any way) any transaction which requires the payment of a Transaction Fee.

provided that, in connection with any amendment made by the Company pursuant to this Section 0 the Company will promptly (and in any event within fifteen (15) business days) from the approval of such amendment give each then Coin Holder written notice (each such notice, an “Amendment Notice”) describing the subject amendment in reasonable detail and will, at the expense of the Company and together with such Amendment Notice, furnish to each such Coin Holder all such documents and other information (if any) as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Coin Holders to properly understand the subject amendment (including, where applicable, copies of all filings made by the Company to the SEC and/or any other applicable Regulatory Authority with respect to the subject amendment); and provided further that, in connection with any amendment made by the Company pursuant to Section 0 or Section 0 above, such amendment will not be or become effective prior the date that is two (2) business days after the date the respective Amendment Notice is delivered (or deemed to have been delivered pursuant to Section Error! Reference source not found. below).

o	Revised the 6th paragraph of Article XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”) of the Offering Circular to read as follows:

It should also be noted that any amendment to the Token Rights Agreement (or any of the terms thereof) will require the consent of the holders of seventy-five percent (75%) of the then-outstanding Tokens, other than the following amendments (which may be unilaterally consented to by the Company):

•	any amendment to conform the Token Rights Agreement (or any of the terms thereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in this Offering Circular with respect to the Tokens; and/or

•	any amendment to fully comply with any direction of the SEC and/or any other regulatory authority now or hereafter governing the Tokens;

provided that, in connection with any such unilateral amendment the Company will promptly (and in any event within fifteen (15) business days) from the approval of such amendment give each then Token holder (as determined pursuant to the Token Ledger) written notice (delivered electronically pursuant to the last know contact info for such holder in the Token Ledger) describing the subject amendment in reasonable detail and will, at the expense of the Company and together with such notice, furnish to each such Token holder all such documents and other information (if any) as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Token holders to properly understand the subject amendment (including, where applicable, copies of all filings made by the Company to the SEC and/or any other applicable regulatory authority with respect to the subject amendment).

o	Revised the 3rd paragraph of Article XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”) of the Offering Circular to read as follows:

It should also be noted that any amendment to the Coin Rights Agreement will require the consent of the holders of a majority of the then-outstanding Coins, other than the following amendments (which may be unilaterally consented to by the Company):

•	any amendment to increase, decrease or otherwise modify (in any way) any Transaction Fee;

•	any amendment to amend, add or otherwise modify (in any way) any transaction which requires the payment of a Transaction Fee;

•	any amendment to conform the Coins Rights Agreement (or any of the terms hereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in this Offering Circular with respect to the Coins; and/or

•	any amendment to fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Coins;

provided that, in connection with any such unilateral amendment the Company will promptly (and in any event within fifteen (15) business days) from the approval of such amendment give each then Coin holder (as determined pursuant to the Coin Ledger) written notice (delivered electronically via their respective Framework Account) describing the subject amendment in reasonable detail and will, at the expense of the Company and together with such notice, furnish to each such Coin holder all such documents and other information (if any) as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Coin holders to properly understand the subject amendment (including, where applicable, copies of all filings made by the Company to the SEC and/or any other applicable regulatory authority with respect to the subject amendment); and provided further that, in connection with any such unilateral amendment made by the Company with respect to the Transaction Fee, such amendment will not be or become effective prior the date that is two (2) business days after the date the respective Amendment Notice is delivered (or otherwise deemed to have been be delivered pursuant to the Coin Rights Agreement). For the avoidance of doubt, any Coin holder who disagrees with any such unilateral amendment taken by the Company, particularly any such amendment related to the Transaction Fee, may exercise their respective option to put and sell to the Company (and to cause the Company to purchase from such Coin holder) all, or any portion, of the then outstanding Coins held by such Coin holder at any time. Further, to the extent any such amendment relates to the Transaction Fee and a Coin holder elects to exercise their respective put option prior to the effectiveness of such amendment, the purchase/sale/transfer of the subject Coins will be made based on the un-amended Transaction Fee terms as then in place and without consideration of the changes made by the subject amendment.

Based on the foregoing the Company believes such authority, as well as the revised and in-depth description of such amendment rights in the Offering Circular, are consistent with its obligations to describe the material terms of the subject securities.

Distribution Rights (Loan Business), page 115

14.	Please expand your discussion of the distribution rights to provide a materially complete description of these rights. In doing so, please address the following questions:

•	How will you determine which Token holders are eligible to participate in a particular distribution? If, for example, you will use a record date, how will it be selected and how will this be communicated to Token holders?

We have added a “record date” concept to both the Token Rights Agreement (Section 2(b), Section 3(a) and Section 4(a)) and the Coin Rights Agreement (Section 5(b)). Except for distributions to be made to the Token holders in connection with a “Liquidation” (as such term is used and defined in the Token Rights Agreement), in connection with such Token holders would receive written notice (pursuant to Section 3(a) and Section 4(a) of the Token Rights Agreement), no further notice of the respective record dates should be required as the remaining record dates are now fixed pursuant to the agreements.

•	How and when will the amounts to be distributed be calculated? In doing so, what records or other information will be used? For semi-annual distributions, what is the measurement period? What happens if one quarter in the semi-annual period has net revenues but the other has a net loss?

The respective distribution sections of the Token Rights Agreement (Section 2, Section 3 and Section 4) and the Coin Rights Agreement (Section 5) specify when and how (including what information will be used) the respective distributions will be calculated. In all cases the Company will make the calculations independently and such calculations will be binding absent demonstrable error.

With respect to adjustments based on semi-annual periods, to alleviate the issue altogether the Company has elected to change the Token distribution period from semi-annual to annually. As this will give the Company to account for any necessary year-end adjustments and the like with respect to the amounts the distributions will be calculated from, these concerns should now be alleviated.

•	Who will calculate the amounts to be distributed?

As stated above, all calculations of amounts to be distributed to the Token/Coin holders will be calculated solely by the Company (in accordance with “Sound Accounting Principles,” as such term is used and defined in the agreements, consistently applied) and such calculations will be binding absent demonstrable error.

•	Will the process be subject to an audit process? If so, who will perform the audit and how? What will happen if an error is detected?

The calculation process with respect to any amounts payable to the Token/Coin holders itself will not in and of itself be subject to any audit. However the amounts of the components on which such amounts are derived (i.e net income from the “Loan Business” and the “Blockchain Business” and the net amount of “Transactions Fees”) will necessarily be audited in connection with the required audited annual financial statements to be delivered by the Company as part of its ongoing reporting requirements.

That being said we have also revised the following to specify that the Company will, promptly upon filing, deliver (or otherwise provide access to) copies of all such filings to the applicable Token/Coin Holders:

o	Offering Circular - ARTICLE XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”);

o	Offering Circular - ARTICLE XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”);

o	Token Rights Agreement – Section 2 (“Income Participation Rights; Distributions; Reports”); and

o	Coin Rights Agreement – Section 5 (“Income Participation Rights; Distributions; Reports”).

•	Will Token holders have a mechanism to challenge a distribution and seek redress if they believe there is an error?

We have specified in the Token Rights Agreement (Section 2(d), Section 3(d) and Section 4(d)) and the Coin Rights Agreement (Section 5(d)) that any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token/Coin holders will handled pursuant to the “dispute” resolutions processes in the agreements (i.e. first an attempted resolution between the Company and the party then, if not resolved, binding arbitration).

•	How will you address any subsequent adjustments to the components of a distribution calculation after a distribution has been made?

As noted above, except in connection with liquidation events distributions will only be made annually which should all but eliminate the need for adjustments to components of distribution calculations. To the extent any such adjustments are actually required from time to time and such adjustments result in a prior distribution having been underpaid/overpaid the difference will be treated as an increase to/offset against (as applicable) the next distribution of the same type, and will not retroactively affect any previously made distribution (i.e no clawback of prior distributions). That being said, to the extent an adjustment is made which results in prior distribution having been underpaid, and there are no expected future distributions of the same type (e.g. a final liquidation distribution), the Company will promptly pay such additional amounts to the subject Token/Coin holders (as applicable).

Please make conforming revisions, as applicable, to the discussions of the Blockchain business distribution rights beginning on page 116 and the Coin distribution rights beginning on page 124.

To address the above concerns we have revised:

o	Article XIV, Section 2(E) (“Description of Tokens - Distribution Rights (Loan Business)”) to include reference to a “DLI Distribution Date” and related distribution timing in paragraph 1 of such section and add the following to the the end of such section:

Please also note that, with respect to any distribution of Distributable Loan Income paid or payable by the Company, as provided on the Token Holder Agreement:

•	such distributions will be payable solely to the respective Token holders of record as of the applicable DLI Distribution Record Date (as determined pursuant to the Token Ledger);

•	all calculations of Loan Net Income, Distributable Loan Income and/or amounts payable to the Token holders in connection therewith will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

•	to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Loan Net Income are made by the Company (in its discretion) after a particular distribution is made to a Token holder with resect thereto, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token holder, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution of Distributable Loan Income (and/or Distributable Blockchain Income, as applicable) payable with respect to the subject Tokens and will not result in the retroactive clawback of any amounts previously distributed; and

•	any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token holders (or any of them) with respect to Distributable Loan Income will be handled in the manner provided in, and subject to the terms of, the Token Rights Agreement; the provisions of which require that the disputing party first provide the Company with written notice of the subject dispute and up to ten (10) business days to respond and, if the subject dispute is not then resolved, such dispute will be submitted to binding arbitration.

o	Article XIV, Section 2(F) (“Description of Tokens - Distribution Rights (Blockchain Business)”) to include reference to a “DBI Distribution Date” and related distribution timing in paragraph 1 of such section and add the following to the the end of such section:

Please also note that, with respect to any distribution of Distributable Blockchain Income paid or payable by the Company, as provided on the Token Holder Agreement:

•	such distributions will be payable solely to the respective Token holders of record as of the applicable DBI Distribution Record Date (as determined pursuant to the Token Ledger);

•	all calculations of Blockchain Net Income, Distributable Blockchain Income and/or amounts payable to the Token holders in connection therewith will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

•	to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Blockchain Net Income are made by the Company (in its discretion) after a particular distribution is made to a Token holder with resect thereto, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token holder, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution of Distributable Blockchain Income (and/or Distributable Loan Income, as applicable) payable with respect to the subject Tokens and will not result in the retroactive clawback of any amounts previously distributed; and

•	any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token holders (or any of them) with respect to Distributable Blockchain Income will be handled in the manner provided in, and subject to the terms of, the Token Rights Agreement; the provisions of which require that the disputing party first provide the Company with written notice of the subject dispute and up to ten (10) business days to respond and, if the subject dispute is not then resolved, such dispute will be submitted to binding arbitration.

o	Article XIV, Section 2(G) (“Description of Tokens - Liquidation Rights (Loan Business)”) to add the following to the the end of such section:

Please also note that, with respect to any distribution of Distributable LB Liquidation Proceeds paid or payable by the Company, as provided on the Token Holder Agreement:

•	such distributions will be payable solely to the respective Token holders of record as of the date of the subject Liquidation (as determined pursuant to the Token Ledger);

•	all calculations of Distributable LB Liquidation Proceeds and/or amounts payable to the Token holders in connection therewith will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

•	to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Distributable LB Liquidation Proceeds are made by the Company (in its discretion) after a particular distribution is made to a Token holder with resect thereto, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token holder, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution of Distributable LB Liquidation Proceeds payable with respect to the subject Tokens and will not result in the retroactive clawback of any amounts previously distributed; provided that, to the extent an adjustment is made which results in prior distribution having been underpaid, and there are no expected future distributions of Distributable LB Liquidation Proceeds, the Company will promptly pay such additional amounts to the subject Token holders; and

•	any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token holders (or any of them) with respect to Distributable LB Liquidation Proceeds will be handled in the manner provided in, and subject to the terms of, the Token Rights Agreement; the provisions of which require that the disputing party first provide the Company with written notice of the subject dispute and up to ten (10) business days to respond and, if the subject dispute is not then resolved, such dispute will be submitted to binding arbitration.

o	Article XIV, Section 2(H) (“Description of Tokens - Liquidation Rights (Blockchain Business)”) to add the following to the the end of such section:

Please also note that, with respect to any distribution of Distributable BB Liquidation Proceeds paid or payable by the Company, as provided on the Token Holder Agreement:

•	such distributions will be payable solely to the respective Token holders of record as of the date of the subject Liquidation (as determined pursuant to the Token Ledger);

•	all calculations of Distributable BB Liquidation Proceeds and/or amounts payable to the Token holders in connection therewith will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

•	to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Distributable BB Liquidation Proceeds are made by the Company (in its discretion) after a particular distribution is made to a Token holder with resect thereto, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token holder, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution of Distributable BB Liquidation Proceeds payable with respect to the subject Tokens and will not result in the retroactive clawback of any amounts previously distributed; provided that, to the extent an adjustment is made which results in prior distribution having been underpaid, and there are no expected future distributions of Distributable BB Liquidation Proceeds, the Company will promptly pay such additional amounts to the subject Token holders; and

•	any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token holders (or any of them) with respect to Distributable BB Liquidation Proceeds will be handled in the manner provided in, and subject to the terms of, the Token Rights Agreement; the provisions of which require that the disputing party first provide the Company with written notice of the subject dispute and up to ten (10) business days to respond and, if the subject dispute is not then resolved, such dispute will be submitted to binding arbitration.

o	Article XIV, Section 3(E) (“Description of Coins - Distribution Rights”) to include reference to a “Coin Distribution Record Date” and related distribution timing in paragraph 1 of such section and add the following to the the end of such section:

Please also note that, with respect to any distribution of Distributable Transaction Fees paid or payable by the Company, as provided on the Coin Holder Agreement:

•	such distributions will be payable solely to the respective Coin holders of record as of the applicable Coin Distribution Record Date (as determined pursuant to the Coin Ledger);

•	all calculations of Distributable Transaction Fees and/or amounts payable to the Coin holders in connection therewith will be made solely by the Company (either directly or via the code underlying the chaincode which is the Coin) and all such calculations will be binding and conclusive absent demonstrable error;

•	to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Distributable Transaction Fees are made by the Company (in its discretion) after a particular distribution is made to a Coin holder with resect thereto, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Coin holder, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution of Distributable Transaction Fees payable with respect to the subject Coins and will not result in the retroactive clawback of any amounts previously distributed; provided that, to the extent an adjustment is made which results in prior distribution having been underpaid, and there are no expected future distributions of D Distributable Transaction Fees, the Company will promptly pay such additional amounts to the subject Company holders; and

•	any dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Coin holders (or any of them) with respect to Distributable Transaction Fees will be handled in the manner provided in, and subject to the terms of, the Coin Rights Agreement; the provisions of which require that the disputing party first provide the Company with written notice of the subject dispute and up to ten (10) business days to respond and, if the subject dispute is not then resolved, such dispute will be submitted to binding arbitration.

Please also note, we revised the dispute sections in each of the Token Rights Agreement (Section 11(k)), the Coin Rights Agreement (Section 11(k)) and the Subscription Agreement (Section 13(o)) to include a new subsection (i) which essentially provides that any dispute (other than one related to a securities law matter) will first be subject to resolution by the Company and the subject party(ies) then, if no so resolved, will be submitted to binding arbitration as previously provided.

Article XV: Financial Statements, page 128

15.       Consistent with your response to comment 25, please revise to include the following:

•	Audited financial statements for the fiscal year ending December 31, 2017; and

•	Report of Independent Registered Accounting Film as it relates to both the audited financial statements for the fiscal year ended December 31, 2018 and 2017.

Refer to paragraph (b) of Part F/S in Form 1-A.

We believe we have supplied all of the required financial statements. However, to avoid further confusion we have submitted a full set of the financials/notes referenced in Article XV along with this submission.